CONFIDENTIAL SUBMISSION

August 4, 2017

VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Confidential Submission

Pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 24(b)(2) of the Securities Exchange Act of 1934

Re:	Solid Biosciences, LLC

Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Solid Biosciences, LLC, a Delaware limited liability company (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-1 (the “Registration Statement”) on the date hereof, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title 1, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1.07 billion during its most recently completed fiscal year ended December 31, 2016. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 15 days before the date on which the Company conducts a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations. In addition, as an “emerging growth company,” the Company has availed itself of the exemption from disclosing certain executive compensation information in the Registration Statement pursuant to Title 1, Section 102 of the JOBS Act.

August 4, 2017

Please direct all notices and communications with respect to this confidential submission to the following:

Julie M. Allen, Esq.

Proskauer Rose LLP

11 Times Square

New York, NY 10036

Telephone: (212) 969-3155

Facsimile: (212) 969-2900

Please contact the undersigned at (212) 969-3155 or jallen@proskauer.com, if you have any questions regarding the foregoing.

Very truly yours,

/s/ Julie M. Allen
Julie M. Allen, Esq. of Proskauer Rose LLP

Enclosure(s)

cc:	Ilan Ganot, Solid Biosciences, LLC

Daniel Finkelman, Esq., Solid Biosciences, LLC

Deanna L. Kirkpatrick, Esq., Davis Polk & Wardwell LLP